                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549




                                  SCHEDULE 13D




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             Enviroq Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  29409M107
-------------------------------------------------------------------------------
                               (CUSIP Number)

 William J. Long, 3918 Montclair Road, Suite 206, Birmingham, Alabama 35213
                                (205)-870-0588
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              November 8, 1996
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             13D
  CUSIP NO. 29409M107                                                                PAGE    2    OF    15    PAGES
            ----------------------------                                                  -------    --------

---------------------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William J. Long

---------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                  (a)

                                                                                                                  (b)
                                                                                                                  [x]
---------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

        BK, PF
---------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                                    269 shares

                     ------------------------------------------------------------------------------------------------
     NUMBER OF       8   SHARED VOTING POWER
      SHARES                        309,632 shares
   BENEFICIALLY      ------------------------------------------------------------------------------------------------
   OWNED BY EACH     9   SOLE DISPOSITIVE POWER
     REPORTING                      269 shares
      PERSON
       WITH          ------------------------------------------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                                    309,632 shares

---------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                309,901 shares
---------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                30.7%

---------------------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
                IN
---------------------------------------------------------------------------------------------------------------------



               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
              TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

                                                             13D
  CUSIP NO. 29409M107                                                                PAGE    3    OF    15    PAGES
            ----------------------------                                                  -------    --------


   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Patricia L. Ford

---------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                  (a)

                                                                                                                  (b)
                                                                                                                  [x]
---------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

        BK, PF
---------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                                    240 shares
                     ------------------------------------------------------------------------------------------------
     NUMBER OF       8   SHARED VOTING POWER
      SHARES                        306,592 shares
   BENEFICIALLY      ------------------------------------------------------------------------------------------------
   OWNED BY EACH     9   SOLE DISPOSITIVE POWER
     REPORTING                      204 shares
      PERSON         ------------------------------------------------------------------------------------------------
       WITH          10  SHARED DISPOSITIVE POWER
                                    306,592 shares

---------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      306,832
---------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      30.4%
---------------------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
                IN
---------------------------------------------------------------------------------------------------------------------



          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             13D
  CUSIP NO. 29409M107                                                                PAGE    4    OF    15    PAGES
            ----------------------------                                                  -------    --------

---------------------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James I. Ford, III

---------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                  (a)

                                                                                                                  (b)
                                                                                                                  [x]
---------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
                BK, PF

---------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                                    0 shares
     NUMBER OF       ------------------------------------------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY                     306,832 shares
   OWNED BY EACH     ------------------------------------------------------------------------------------------------
     REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                         0 shares
                     ------------------------------------------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                                    306,832 shares
---------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         306,832 shares
---------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                  [X]
---------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                         30.4%
---------------------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
                IN
---------------------------------------------------------------------------------------------------------------------



          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.          SECURITY AND ISSUER.

                 This statement relates to the common stock, par value $.01 per share, of Enviroq Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3918 Montclair Road, Suite 206, Birmingham, Alabama 35213.


ITEM 2.          IDENTITY AND BACKGROUND.

                 WILLIAM J. LONG

                 (a) The name of the person filing this statement is William J. Long.

                 (b) William J. Long's business address is 3918 Montclair Road, Suite 206, Birmingham, Alabama 35213.

                 (c) The principal occupation of William J. Long is serving in the position of President and Chief Executive Officer of the Issuer. The address of the Issuer is 3918 Montclair Road, Suite 206, Birmingham, Alabama 35213. Issuer is principally engaged in the development, commercialization, formulation and marketing of spray-applied resinous products.

                 (d) William J. Long has not been, during the past five years, convicted in a criminal proceeding.

                 (e) William J. Long has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which any violations of such laws were found.

                 (f) William J. Long is a citizen of the United States of America.

                 PATRICIA L. FORD

                 (a) The name of the person filing this statement is Patricia L. Ford.

                 (b) Patricia L. Ford's business address is 3918 Montclair Road, Suite 206, Birmingham, Alabama 35213.

                 (c) Patricia L. Ford is the owner of Market Potential, Incorporated, a marketing service business located at 3918 Montclair Road, Suite 206, Birmingham, Alabama 35213.

                 (d) Patricia L. Ford has not been, during the past five years, convicted in a criminal proceeding.

                 (e) Patricia L. Ford has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which any violations of such laws were found.

                 (f) Patricia L. Ford is a citizen of the United States of America.


                 JAMES I. FORD, III

                 (a)      The name of the person filing this statement is James
                          I. Ford, III.

                 (b) James I. Ford, III's business address is 800 Concourse Parkway, Suite 100, Birmingham, Alabama 35244.

                 (c) The principal occupation of James I. Ford, III is Regional Manager of Reynolds & Reynolds Company, Healthcare Division, a company engaged in the development and sales of healthcare-related information systems. Reynolds & Reynolds Company is located at 800 Concourse Parkway, Suite 100, Birmingham, Alabama 35244.

                 (d) James I. Ford, III has not been, during the past five years, convicted in a criminal proceeding.

                 (e) James I. Ford, III has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which any violations of such laws were found.

                 (f) James I. Ford, III is a citizen of the United States of America.

                 LONG ENTERPRISES, INC. is a corporation formed under the laws of the State of Alabama and is an entity with respect to which information is given. Long Enterprises, Inc. is principally engaged in the business of technology development, and the address of its principal office is P.O. Box 130062, Birmingham, Alabama 35213. Long Enterprises, Inc. has not been convicted in a criminal proceeding during the last five years and has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the corporation being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The securities of the Issuer subject to this statement that may be acquired in connection with the proposed transaction (the "Shares"), described in more detail in Item 6 below, may be acquired at a purchase price of $2.15 per share, for a total purchase price of $654,068.70 (the "Purchase Price").
                 The Purchase Price shall consist of a combination of personal funds of Mr. Long, Ms. Ford and Mr. Ford amounting to an aggregate of approximately $150,000, with the balance of the Purchase Price borrowed from First Commercial Bank in Birmingham, Alabama (the "Bank") through a loan made in the ordinary course of business. Mr. Long presently has had verbal discussions with the Bank regarding the lending of these funds.

ITEM 4.          PURPOSE OF TRANSACTION.

                 William J. Long is an executive officer and director of the Issuer, and in such capacity participates in the day to day operations and in the decisions made by the board of directors of the Issuer in the ordinary course of the business of the Issuer. As reported in a letter to the stockholders of the Issuer contained in the annual report of the Issuer for the year ended March 30, 1996, Mr. Long has stated that the strong financial position of the Issuer, along with its status as a public company, may offer opportunities for growth.
                 Management of the Issuer is therefore searching for opportunities to leverage the Issuer's advantages to bring additional value to its shareholders. Such opportunities may or may not involve the Issuer's traditional business and markets. Except as otherwise set forth in this Item 4, and except as may arise in Mr. Long's capacity as an executive officer and director of the Issuer, none of the reporting persons have any present plans or proposals to (a) acquire additional securities of the Issuer or dispose of securities of the Issuer; (b) effect any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiary; (c) sell or transfer a material amount of assets of the Issuer or its subsidiary; (d) change the present board of directors or management of the Issuer, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) materially change the present capitalization or dividend policy of the Issuer; (f) materially change the Issuer's business or corporate structure; (g) change the Issuer's charter, bylaws or instruments corresponding thereto or take any other action which may impede the acquisition of control of the Issuer by any person; (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities

                 Exchange Act of 1934, as amended (the "Act"); or (j) take any action similar to any of those enumerated above.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) At the time of this statement, the allocation among the reporting persons of the Shares of the Issuer to be received in the transaction described in Item 6 below has not been determined, and thus it is not practicable to allocate the beneficial ownership of the Shares for each reporting person. In the aggregate, the number of Shares that the reporting persons have the right to acquire constitutes 304,218 shares, or approximately 30.1% of the outstanding common stock of the Issuer. In addition to this amount, William J. Long may be deemed to beneficially own 5,683 shares, 269 of which are owned of record by Mr. Long, 240 of which are owned by Mr. Long's spouse, 2800 of which are owned by Mr. Long's minor children, and 2,374 of which are owned directly by Long Enterprises, Inc. Mr. Long is an executive officer and director of Long Enterprises, Inc., for whom information is provided in this statement, and therefore Mr. Long may be deemed to own beneficially all shares owned by Long Enterprises, Inc. Mr. Long disclaims any beneficial ownership in those shares of the Issuer that are owned by his spouse, his children and Long Enterprises, Inc. In addition to the 304,218 shares which may be acquired should Mr. Long designate them as a purchaser, Patricia L. Ford owns of record 240 shares and, as an officer of Long Enterprises, Inc., may be deemed to own beneficially the 2,374 shares of Issuer common stock that are owned by Long Enterprises, Inc. James I. Ford, III does not own any shares of Issuer common stock directly although he may be deemed to own beneficially those shares of Issuer common stock owned by his spouse, Patricia L. Ford. Each of Mr. Long, Ms. Ford and Mr. Ford disclaim beneficial ownership of any Shares that are not owned or to be owned following the proposed transaction directly by him or her.

                 (b) In light of the transaction contemplated in Item 6 below, each of the reporting persons may be deemed to have shared voting and dispositive power over all 304,218 shares to be acquired. William J. Long is the record holder of and has the sole power to vote and the power to dispose of 269 shares of the common stock of the Issuer, and in addition, may be deemed to share voting and dispositive power over the 3,040 shares owned by his spouse and minor children and the 2,374 shares owned by Long Enterprises, Inc. Patricia L. Ford is the record holder of and has the sole power to vote and the sole power to dispose of 240 shares of the common stock of Issuer and may be deemed to share voting and dispositive power over the 2,374 shares owned by Long Enterprises, Inc. James
                          I. Ford, III is the record holder of and has the sole power to vote and the sole power to dispose of none of the shares of the common stock of Issuer, although he may be deemed to share voting and dispositive power over those shares owned directly and beneficially by his spouse, Patricia L. Ford. Each of the reporting persons, however, disclaims membership in a group and disclaims beneficial ownership of any Shares that are not owned or to be owned directly by him or her following the transaction, and the filing of this statement shall not be construed as an admission that the reporting persons are members of a group or are beneficial owners of any of the shares of common stock of the Issuer covered by this statement that are not owned or to be owned directly by him or her.

                 (c) There have been no transactions in the class of securities reported on that were effected during the past sixty (60) days.

                 (d)      Not applicable.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 On November 8, 1996, Mr. Long entered into a purchase agreement (the "Purchase Agreement") with Fidelity and Deposit Company of Maryland ("F&D") respecting the proposed purchase by Mr. Long of certain shares of the Issuer that are currently pledged to F&D. F&D is currently a party to a Financial Assistance Agreement dated December 22, 1995 (the "Assistance Agreement") by and among Sullivan, Long & Hagerty, Inc., an Alabama corporation ("SLH"), SCE, Incorporated, an Alabama corporation and a wholly-owned subsidiary of SLH ("SCE"), and F&D, a copy of which was filed previously with the Commission on March 12, 1996 as Exhibit 1 to Amendment No. 1 to Schedule 13D filed on behalf of a group comprised of SCE, SLH, William
                 J. Long, and Charles A. Long, Jr. Under this Assistance Agreement, SCE and SLH granted to F&D a security interest in all of the property of SCE and SLH, including the shares of common stock of the Issuer owned by SCE and SLH, to secure the obligations of SCE and SLH to F&D pursuant to the Assistance Agreement and pursuant to an Agreement of Indemnity executed between SLH, SCE and F&D on February 25, 1988. The Assistance Agreement also provides that "absent disposition, sale or liquidation of assets by prior means acceptable to [F&D], any and all assets, other than the exempt assets of [SCE] and [SLH] shall be sold and liquidated as soon as possible following achievement of the completion goals established [as set forth in the Assistance Agreement]." The common stock of the Issuer owned by SCE and SLH was not listed as an exempt asset in the Assistance Agreement.

                 In the Purchase Agreement, F&D has agreed to sell to Mr. Long, individually or through such other entity or entities designated by Mr. Long, the shares of Issuer pledged to F&D by SCE and SLH, at a price of $2.15 per share. Mr. Long currently anticipates that he will designate Ms. Ford and Mr. Ford as additional purchasers (Mr. Long, Ms. Ford and Mr. Ford, collectively, the "Purchaser") of some of the shares of Issuer common stock to be sold by F&D.

                 The sale contemplated by the Purchase Agreement and the obligations of the parties therein are subject to certain conditions. F&D shall not be obligated to sell the shares unless it is satisfied that the financial condition of the Issuer, as reflected in the financial statements contained in the Issuer's Form 10-QSB for the quarter ended September 28, 1996, has not materially improved from the financial condition of the Issuer as reflected in the financial statements contained in the Issuer's Form 10-QSB for the quarter ended June 29, 1996. Purchaser shall not be obligated to purchase the Shares unless it is able to obtain, on terms satisfactory to Purchaser, financing to pay the Purchase Price. Purchaser's obligation is further conditioned on there being no material adverse change in the business, assets, liabilities, results of operations, financial condition or prospects of Issuer prior to the closing of the purchase and sale of the Shares. Furthermore, obligations of both F&D and Purchaser are subject to obtaining any necessary consents of third parties and compliance with any and all laws applicable to the purchase and sale of the Shares. The Purchase Agreement provides further that in the event bankruptcy should be filed against either SCE or SLH, or any other claim or proceeding should be asserted against F&D or the Purchaser relating to the Shares on or before December 31, 1997, and such claim shall be successfully prosecuted in a court of competent jurisdiction, Purchaser shall have the right to rescind the above-described transaction.

                 Other than as disclosed in this Item 6, no other reporting person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Attached hereto as Exhibit I is a conformed copy of the agreement dated November 8, 1996 between William J. Long and Fidelity and Deposit Company of Maryland. Attached hereto as
                 Exhibit II are written agreements of certain persons relating to the filing of this statement. The Assistance Agreement was previously filed as Exhibit 1 to an Amendment No. 1 to
                 Schedule 13D filed on March 12, 1996, and is incorporated herein by reference.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  November 18, 1996                   /s/ WILLIAM J. LONG
                                           ------------------------------------
                                                       William J. Long

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  November 18, 1996                   /s/  PATRICIA L. FORD
                                           ------------------------------------
                                                        Patricia L. Ford



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  November 18, 1996                   /s/  JAMES I. FORD, III
                                           ------------------------------------
                                                        James I. Ford, III

                                   EXHIBIT I

                               PURCHASE AGREEMENT

                                       L

                                William J. Long
                                P.O. Box 531051
                           Birmingham, Alabama  35253

                                November 7, 1996





Fidelity & Deposit Company of Maryland
c/o L. Graves Stiff, III
Starnes & Atchison
100 Brookwood Place, 7th Floor
Birmingham, Alabama  35259

Gentlemen:

                 This letter will respond to your letters dated October 27, 1996 and November 1, 1996, and sets forth our agreement relating to the purchase of the shares of Enviroq Corporation stock (the "Shares") pledged to Fidelity and Deposit Company of Maryland ("F&D") by SCE, Inc. and Sullivan, Long & Hagerty, Inc. (jointly, the "Debtor"):

                 1. Purchaser: William J. Long, individually or through such other entity or entities as designated by William J. Long.

                 2. Seller: F&D, pursuant to its rights as a secured party as pledgee from the Debtor of the Shares.

                 3.       Number of Shares:  SLH Shares   - 294,900
                                             SLH Shares   -   9,318
                                             Total Shares - 304,218

                 4.       Price per share:   $2.15
                                             Total price: $654,068.70 ("Purchase
                                             Price")

                 5.       Conditions, reps and warranties, etc.:

                          a.      F&D's obligation to sell the Shares will be
conditioned on F&D being furnished the Enviroq Corporation Form 10-QSB for the quarter ended September 28, 1996 (the "Form 10-QSB") as soon as practicable following the filing of such form with the Securities and Exchange Commission, and being satisfied that the financial condition of Enviroq Corporation, as reflected by the financial statements contained in said Form 10-QSB, has not materially improved from the financial position of Enviroq Corporation as reflected by the financial statements contained in the Form 10-QSB dated as of June 29, 1996, as previously provided to F&D. F&D shall have one week from the date on which the Form 10-QSB is furnished to F&D to review said financial statements and, if warranted, to provide written notice to Purchaser as to the reason or reasons that this condition has not been satisfied; otherwise, this condition will expire and be deemed waived. F&D shall have the right to request additional documentation concerning the current operations of Enviroq Corporation consistent with its rights as a shareholder.

                          b.      Purchaser's obligation is contingent upon
obtaining, on terms satisfactory to Purchaser, financing (whether through loans, investors or otherwise) to pay the Purchase Price for the Shares. F&D shall have the right to request that this condition be waived by Purchaser 10 days after the expiration of the condition of financial acceptability described in clause a. above, and if Purchaser will not waive or otherwise remove such condition, within 72 hours after written demand therefor by F&D, then F&D will no longer be obligated to sell the Shares to Purchaser. Purchaser's obligation is further conditioned upon there no occurring any material adverse change in the business, assets, liabilities, results of operations, financial condition or prospects of Enviroq Corporation prior to the closing of the purchase and sale of the Shares.

                          c.      The sale by F&D, and the purchase by
Purchaser, of the Shares shall be made on an "as is, where is" basis, without any representations, warranties, assurances or similar matters from or between either of them to the other, with the exception that F&D will represent its good title to and its right to sell the Shares to Purchaser. The agreement will confirm that both Purchaser and Seller have independently satisfied themselves as to the fairness of the Purchase Price, based upon a review of the documentation available to date.

                          d.      Obligations of each of the parties to this
letter agreement shall be subject to obtaining any necessary consents of third parties and compliance with any and all laws applicable to the purchase and sale of the Shares.

                 6. Documentation: Closing. At the closing, Purchaser will deliver the Purchase Price to Seller for the Shares, and Seller will deliver documents conveying title to the Shares to Purchaser, duly endorsed for transfer or accompanied by properly executed stock powers, free and clear of any liens or encumbrances, and the parties shall deliver to each other such other documents and instruments as may be reasonably requested by the other party and their counsel. The closing of the sale of the Shares will occur as soon as possible following the satisfaction of the conditions of financial acceptability (clause a. above) and financing (clause b. above), but in any event no later than November 30, 1996. This letter agreement shall survive the closing and the purchase and sale of the Shares.

                 7. Bankruptcy, Claim to Shares. In the event that a bankruptcy should be filed against the Debtor, or either of them, or other claim or proceeding should be asserted against F&D or the Purchaser relating to the Shares on or before December 31, 1997, and as a consequence thereof a claim or any other proceeding should be asserted against F&D or the Purchaser to recover the Shares, their value, or similar, and such claim shall be successfully prosecuted in a court of competent jurisdiction, Purchaser and F&D agree that Purchaser shall have the right to rescind this transaction, whereupon the parties shall be restored to the status quo as the same existed immediately prior to the consummation of the sale of the Shares, in order that the Shares may be returned to F&D and the Purchase Price returned to Purchaser. Provided however, in no event shall F&D be required to refund or reimburse any funds in excess of the then current fair market value of Enviroq stock or the purchase price at time of rescission.

                 If the foregoing terms are acceptable, please sign and so indicate below. If not earlier accepted by F&D, this offer will expire at 5:00 PM, Central Standard Time, on Friday, November 8, 1996.

                                        Very truly yours,

                                        /s/ William J. Long

                                        William J. Long

               Accepted and agreed this 8th day of November, 1996

                                   FIDELITY AND DEPOSIT COMPANY
                                            OF MARYLAND


                               By: /S/ JACK R. POCIASK
                                  ---------------------------------------------
                               Its: Managing Claim Attorney
                                   --------------------------------------------

                                   EXHIBIT II

         The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, is being filed on behalf of the undersigned.

DATE:  November 18, 1996
                                     /s/ WILLIAM J. LONG
                                     -----------------------------------------
                                                  William J. Long



         The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, is being filed on behalf of the undersigned.

DATE:  November 18, 1996
                                     /s/ PATRICIA L. FORD
                                     ------------------------------------------
                                                   Patricia L. Ford



         The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, is being filed on behalf of the undersigned.

DATE:  November 18, 1996
                                     /s/ JAMES I. FORD, III
                                     ------------------------------------------
                                                  James I. Ford, III